# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wellchange Holdings Co Ltd, CIK 0001990251
CUSIP: G9545M115
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002090071
Persons authorized to receive notices and communications: Chan Fuk Hing, Shop01 &02, LG/F, Kwai Po Building, 102-116 Lei Muk Road, 135-147 Shek yam Road, Hong Kong (K3), 000000, 852-544-27846

## Reporting persons
- Chan Fuk Hing (CIK 0002090071): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (13.768% of the class)
  Comment: The percentage reported in Item 13 above is based on a total of 145,265,000 issued and outstanding Class A ordinary shares, par value US$0.00005 per share (the "Class A Ordinary Shares"), as of the date of this Schedule 13D, as represented by Wellchange Holdings Company Limited (the "Issuer").

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Wellchange Holdings Co Ltd
Address of issuer's principal executive offices: Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong (K3), 000000
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Chan Fuk Hing, (the "Reporting Person")
Residence or business address: Shop 01 702, LG/F, Kwai Po Building, 102-116 Lei Muk Road, 135-147 Shek Yan Road, Kwai Chung, New Territoties, Hong Kong
Present principal occupation or employment: The Reporting Person's present principal occupation is Director at Kao Kao Shi, a Restaurant located at Shop 01 702, LG/F, Kwai Po Building, 102-116 Lei Muk Road, 135-147 Shek Yan Road, Kwai Chung, New Territoties, Hong Kong.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 9, 2025, the Reporting Person acquired 20,000,000 Class A Ordinary Shares of the Issuer at a purchase price of US$0.04 per share, for an aggregate purchase price of US$800,000, pursuant to a securities purchase agreement dated September 9, 2025 between the Issuer and certain investors, including the Reporting Person. The source of funds for the acquisition was personal funds (PF) of the Reporting Person. No part of the purchase price was represented by borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired 20,000,000 Class A Ordinary Shares of the Issuer through a securities purchase agreement dated September 9, 2025. The Reporting Persons acquired for investment purposes and may, from time to time, seek to influence the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 20,000,000 Class A Ordinary Shares and 13.768% of the issued and outstanding Class A Ordinary Shares of the Issuer as of the date of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person sole voting and dispositive power over the 20,000,000 Class A Ordinary Shares of the Issuers
Sole Voting Power: 20,000,000 Class A Ordinary Shares
Shared Voting Power: 0
Sole Voting Dispositive Power: 20,000,000 Class A Ordinary Shares
Shared Voting Dispositive Power: 0 Class A Ordinary Shares
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Signatures
- Chan Fuk Hing: /s/ Chan Fuk Hing, Chan Fuk Hing (10/08/2025)